Mail Stop 3628

      December 28, 2005

By Facsimile (214) 200-0788 and U.S. Mail

Dennis R. Cassell, Esq.
Haynes and Boone LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
Denver, Colorado 80202

Re:  	Versata, Inc.
	Schedule TO filed by Trilogy, Inc.
      Filed on December 16, 2005
	File No. 005-60485

Dear Mr. Cassell:

      We have the following comments on your filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO
General

1. It appears that V Acquisition Inc. should be identified as a bidder on the Schedule TO. Please advise or revise.

Offer to Purchase

Summary Term Sheet, page 1

How much are you offering to pay and what is the form of payment?, page 1

2. We note that shareholders "will not be obligated to pay brokerage fees or commissions." Please advise or clarify whether this applies to fees which may be payable with respect to shares held in custodial or other beneficiary accounts.

Terms of the Offer, Expiration Date, page 7
3. We note that you may waive the conditions to the offer at any time in your sole discretion. Please confirm your understanding that if you waive a material condition, the offer must remain open for at least five business days after that waiver.

Financing of the Offer and the Merger, page 17

4. Expand the disclosure under this heading to include "the amount of funds or other consideration required to purchase the maximum amount of securities." See Item 1007(a) of Regulation M-A. While we note that the amount of funds necessary to consummate the offer and merger and pay related fees and expenses is approximately $5 million, it is unclear what portion of that amount is attributable to the purchase of the securities.

Background of the Offer, Contacts with the Company; the Merger
Agreement and Related Agreements, page 17

5. We note the disclaimer in the first paragraph of the section.
While you may provide appropriate qualifying language, you may not disclaim responsibility for disclosure in your filing. Please revise.

6. Please confirm that you have provided all of the information required by Item 1005(e) of Regulation M-A with respect to Trilogy. We may have further comment.

7. Provide further detail concerning the negotiations of the support agreements. We note that the execution of the transaction documents was dependent upon the resolution of matters relating to the support agreements.

8. Expand the discussion under "Support Agreement" to summarize the material provisions of the agreement and identify the parties to the agreement.

Conditions of the Offer, page 33

9. Refer to the first paragraph on page 34. Your reference to the "commencement date" is unclear. The minimum condition referenced in the paragraph (i), for example, can not be met prior to commencement. Please revise.

10. We note that you have created a distinction between the Acceptance Date and the Expiration Date. Please explain, keeping in mind that you are required to accept the shares promptly following expiration and that all conditions must be satisfied or waived at or prior to expiration of the offer.

11. Refer to the disclosure at the top of page 34 which relates to the bidders` determination that the triggering of a condition
"makes it inadvisable" to proceed with the offer, and to the language in the final paragraph of this section, on page 35, that states that the bidder may only waive a right with reference to particular facts.
Please note that when a condition is triggered and the bidders decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition or conditions. The bidders may not rely on the quoted language to tacitly waive a condition of the offer by failing to assert it. Please supplementally confirm your understanding of this point.

Closing

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidders acknowledging that:

* they is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203.

   						Very truly yours,



  						Julia Griffith
						Special Counsel
						Office of Mergers & Acquisitions